EXHIBIT 99.11

NOTICE OF CHANGE

WEYERHAEUSER COMPANY

Offer to Exchange

All Shares of Common Stock

of

DOMTAR CORPORATION

which are owned by Weyerhaeuser Company

for

Common Shares of Weyerhaeuser Company

and Exchangeable Shares of Weyerhaeuser Company Limited

Weyerhaeuser Company is offering to exchange all shares of common stock of Domtar Corporation (“Company common stock”), which are owned by Weyerhaeuser Company, for common shares of Weyerhaeuser Company (“Weyerhaeuser common shares”) and exchangeable shares of Weyerhaeuser Company Limited (“Weyerhaeuser exchangeable shares”) that are validly tendered and not properly withdrawn. The terms and conditions of this Exchange Offer are described in the attached Prospectus – Offer to Exchange, which you should read carefully. None of Weyerhaeuser Company (“Weyerhaeuser”), Weyerhaeuser Company Limited, Domtar Corporation (the “Company”), any of their respective directors or officers or any of their respective representatives makes any recommendation as to whether you should participate in this Exchange Offer. You must make your own decision after reading the attached Prospectus – Offer to Exchange and consulting with your advisors.

For each $1.00 of Weyerhaeuser common shares or Weyerhaeuser exchangeable shares accepted in this Exchange Offer, you will receive approximately $1.11 of Company common stock, subject to a limit of 11.1442 shares of Company common stock per Weyerhaeuser common share or Weyerhaeuser exchangeable share. IF THE LIMIT IS IN EFFECT, YOU WILL RECEIVE LESS THAN $1.11 OF COMPANY COMMON STOCK FOR EACH $1.00 OF WEYERHAEUSER COMMON SHARES OR WEYERHAEUSER EXCHANGEABLE SHARES THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS. This Exchange Offer does not provide for a minimum exchange ratio. See “This Exchange Offer – Terms of this Exchange Offer”. No market currently exists for shares of Company common stock.

This Exchange Offer is made in Canada by a U.S. issuer in accordance with U.S. federal securities laws. You should be aware that the U.S. requirements applicable to this Exchange Offer may differ from those of the Canadian provinces and territories in which this Exchange Offer is made. Certain of the financial statements included or incorporated by reference in the attached Prospectus – Offer to Exchange have not been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial statements of Canadian issuers.

Certain of the directors and officers of Weyerhaeuser and all of the experts named in the attached Prospectus – Offer to Exchange reside outside of Canada. Substantially all of the assets of these persons and of Weyerhaeuser may be located outside of Canada. Weyerhaeuser has appointed Weyerhaeuser Company Limited, 925 West Georgia Street, Vancouver, BC V6C 3L2 as its agent for service of process in Canada, but it may not be possible for shareholders to effect service of process within Canada upon the directors, officers and experts referred to above. It may also not be possible to enforce against Weyerhaeuser, its directors and officers and the experts named in the attached Prospectus – Offer to Exchange judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

THIS EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON MARCH 2, 2007, UNLESS THE OFFER IS EXTENDED OR TERMINATED. SHARES TENDERED PURSUANT TO THIS EXCHANGE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THIS EXCHANGE OFFER.

In reviewing the attached Prospectus – Offer to Exchange, you should carefully consider the risk factors beginning on page 21 of the attached Prospectus – Offer to Exchange.

The date of this Notice of Change is February 12, 2007.

Weyerhaeuser common shares are listed on the New York Stock Exchange and the Chicago Stock Exchange under the symbol “WY.” Weyerhaeuser exchangeable shares are listed on the Toronto Stock Exchange under the symbol “WYL.” Domtar common shares are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DTC.” On February 9, 2007, the last reported sale price of Weyerhaeuser common shares on the New York Stock Exchange was $78.14, and the last reported sale price of Weyerhaeuser exchangeable shares on the Toronto Stock Exchange was $78.12 (which is the U.S. dollar equivalent of CDN$91.68, based on the Federal Reserve Bank of New York noon buying rate on February 9, 2007). On that date, the last reported sale price of Domtar common shares on the Toronto Stock Exchange was CDN$9.37 and the last reported sale price of the Domtar common shares on the New York Stock Exchange was $7.98. The Company has been authorized to list its common stock on the New York Stock Exchange and has applied for listing of its common stock on the Toronto Stock Exchange, in each case under the symbol “UFS.”

The attached Prospectus – Offer to Exchange covers all shares of Company common stock offered by Weyerhaeuser in this Exchange Offer and all shares of Company common stock that may be distributed by Weyerhaeuser as a pro rata dividend to holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares. If this Exchange Offer is consummated but less than all the shares of Company common stock owned by Weyerhaeuser are exchanged because this Exchange Offer is not fully subscribed, the additional shares of Company common stock owned by Weyerhaeuser will be distributed as a pro rata dividend to the holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares remaining outstanding after, and not exchanged in, this Exchange Offer. If this Exchange Offer is not consummated and is terminated by Weyerhaeuser for any reason, all shares of Company common stock owned by Weyerhaeuser will be distributed as a pro rata dividend to the holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares. See “This Exchange Offer – Dividend of any Shares of Company Common Stock Remaining after this Exchange Offer.”

Each share of Company common stock exchanged in this Exchange Offer and each share of Company common stock that is distributed as a pro rata dividend will have attached to it one preferred stock purchase right, the principal terms of which are described under “Certain Anti-Takeover Effects of Provisions of the Company’s Certificate of Incorporation, By-Laws and Rights Plan and of Delaware Law – Certificate of Incorporation, By-Laws and Rights Plan – Rights Plan.” Where appropriate, references in the attached Prospectus – Offer to Exchange to Company common stock include these associated rights.

Promptly following consummation of this Exchange Offer, the Company and Domtar Inc. will consummate a plan of arrangement under Canadian law in which Domtar Inc. will become a wholly-owned subsidiary of the Company and each outstanding common share of Domtar Inc. will be exchanged for one share of Company common stock or one share of a Canadian subsidiary of the Company that is exchangeable at the option of the holder for a share of Company common stock (the “Arrangement”). See “The Transactions.” Immediately following the transactions, the Company will be an independent public company, owned approximately 55% by current or former Weyerhaeuser shareholders and approximately 45% by former Domtar Inc. shareholders, in each case on a fully diluted basis.

Weyerhaeuser’s obligation to exchange shares of Company common stock for Weyerhaeuser common shares and Weyerhaeuser exchangeable shares is subject to the conditions listed under “This Exchange Offer –Conditions for Consummation of this Exchange Offer,” including the satisfaction of conditions to the plan of arrangement with Domtar Inc., which include the Domtar Inc. shareholder approval of the plan of arrangement, and other conditions.

Securities legislation in certain of the provinces of Canada provides holders of Weyerhaeuser common shares and Weyerhaeuser exchangeable shares with, in addition to any other rights they may have at law, remedies for rescission or, in some jurisdictions, damages if a circular or notice that is required to be delivered to such shareholders contains a misrepresentation or is not delivered to the shareholder, provided that such remedies for rescission or damages are exercised by the shareholder within the time limit prescribed by the securities legislation of the shareholder’s province or territory. The shareholder should refer to the applicable provisions of the securities legislation of the shareholder’s province or territory for particulars of these rights or consult with a legal adviser. Rights and remedies also may be available to shareholders under U.S. law; shareholders may wish to consult with a U.S. legal adviser for particulars of these rights.

Material Canadian Federal Income Tax Considerations

In the opinion of Blake, Cassels & Graydon LLP, the following is a summary of the material Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder of Weyerhaeuser common shares or Weyerhaeuser exchangeable shares, who exchanges such shares for shares of Company common stock pursuant to the offer or who receives Company common stock as a dividend and who, for purposes of the Tax Act and at all relevant times, is resident in Canada, holds the Weyerhaeuser common shares and/or Weyerhaeuser exchangeable shares and will hold the Company common stock as capital property and deals at arm’s length with, and is not and will not be affiliated with Weyerhaeuser and the Company. This summary does not apply to a shareholder with respect to whom Weyerhaeuser or the Company is or will be a foreign affiliate within the meaning of the Tax Act.

Weyerhaeuser common shares, Weyerhaeuser exchangeable shares and Company common stock will generally be considered to be capital property to a shareholder unless such shares are held in the course of carrying on a business of trading or dealing in securities, acquired in a transaction considered to be an adventure in the nature of trade or considered to be “mark-to-market property” for purposes of the Tax Act.

This summary does not take into account the mark-to-market rules in the Tax Act applicable to securities held by financial institutions as defined for such purpose.

This summary is based on the current provisions of the Tax Act and the regulations thereunder and on the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date of this document. This summary takes into account all proposed amendments to the Tax Act and the regulations thereunder that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this document (“Proposed Amendments”) and assumes that such Proposed Amendments will be enacted substantially as proposed. However, no assurance can be given that such Proposed Amendments will be enacted in the form proposed, or at all. This summary does not take into account or anticipate any other changes in law or any changes in CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign income tax legislation or considerations, which may differ from the material Canadian federal income tax considerations described herein.

This summary assumes that at all relevant times, the Weyerhaeuser common shares, the Weyerhaeuser exchangeable shares and the Company common stock will be listed on a prescribed stock exchange for purposes of the Tax Act (which currently includes the New York Stock Exchange and the Toronto Stock Exchange).

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular shareholder. Shareholders should consult their own tax advisors regarding the particular tax consequences of the exchange to them.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be expressed in Canadian dollars. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate generally at the time such amounts arise.

Holders of Weyerhaeuser common shares or Weyerhaeuser exchangeable shares who receive Company common stock pursuant to this Exchange Offer or as a dividend will not recognize any gain or loss under the Tax Act solely as a result of the Arrangement.

Exchange of Weyerhaeuser Common Shares or Weyerhaeuser Exchangeable Shares for Company Common Stock

A holder of Weyerhaeuser common shares or Weyerhaeuser exchangeable shares who exchanges such shares for Company common stock will be considered to have disposed of the holder’s Weyerhaeuser common shares or Weyerhaeuser exchangeable shares, as the case may be, for proceeds of disposition equal to the fair market value at that time of the exchange of the Company common stock acquired in exchange for such shares and any cash received in lieu of fractions. The holder will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Company common stock acquired on the exchange and any cash received in lieu of fractions, exceeds (or is less than) the sum of (a) the adjusted cost base of the Weyerhaeuser common shares or Weyerhaeuser exchangeable shares so exchanged immediately prior to the exchange; and (b) any reasonable costs of disposition. The cost to a holder of the Company common stock acquired on this exchange will be equal to the fair market value at the time of exchange of the Weyerhaeuser common shares or Weyerhaeuser exchangeable shares so exchanged less any cash received in lieu of fractions. The adjusted cost base to a holder of the Company common stock acquired on the exchange will be determined by averaging the cost of such Company common stock with the adjusted cost base of all other Company common stock held by such holder as capital property in accordance with the provisions of the Tax Act in that regard.

For a description of the tax treatment of capital gains and losses, see “Taxation of Capital Gain or Capital Loss” below.

Receipt of Shares of Company Stock as a Dividend

The amount of any dividend paid on the Weyerhaeuser common shares or Weyerhaeuser exchangeable shares in the form of Company common stock will be equal to the fair market value of the Company common stock received as a dividend and will be subject to the tax treatment described below.

Dividend received on Weyerhaeuser Exchangeable Shares

Individuals.    In the case of a holder of Weyerhaeuser exchangeable shares who is an individual (including most trusts), the amount of the dividend will be required to be included in computing the individual’s income for the taxation year in which the dividend is received and will be subject to the gross-up and dividend tax credit rules generally applicable to taxable dividends received from taxable Canadian corporations. Under certain Proposed Amendments, a holder who is an individual resident in Canada may be entitled to an enhanced dividend tax credit. Should such enhanced dividend tax credit be available in respect of the dividend, holders will be so advised.

Corporations.    In the case of a holder of Weyerhaeuser exchangeable shares that is a corporation (other than a specified financial institution as defined in the Tax Act), the amount of the dividend will be required to be included in computing the corporation’s income for the taxation year in which the dividend is received and, subject to the special rules and limitations described below, will generally be deductible in computing the corporation’s taxable income.

In the case of a holder of Weyerhaeuser exchangeable shares that is a private corporation (as defined in the Tax Act) or any other corporation controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), such holder will generally be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on the amount of the dividend, to the extent such dividend is deductible in computing such holder’s taxable income. A Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on the amount of the dividend if such dividend is not deductible in computing taxable income.

In the case of a corporate holder of Weyerhaeuser exchangeable shares that is a specified financial institution, the dividend will not be deductible in computing the holder’s taxable income unless either: (a) such holder did not acquire the Weyerhaeuser exchangeable shares in the ordinary course of the business carried on by it; or (b) at the time the dividend is received or deemed to be received, the Weyerhaeuser exchangeable shares are listed on a prescribed stock exchange in Canada (which currently includes the Toronto Stock Exchange) and such holder, either alone or together with persons with whom such holder does not deal at arm’s length and, in certain cases, either directly or through a trust or partnership of which such holder or other person is a beneficiary or member, respectively, does not receive (and is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding shares of that class.

If Weyerhaeuser (or any person with which Weyerhaeuser does not deal at arm’s length) is a specified financial institution for purposes of the Tax Act at the time the dividend is paid, subject to the exception described below, the amount of the dividend received by a holder of Weyerhaeuser exchangeable shares that is a corporation will not be deductible in computing such holder’s taxable income but will be fully includable in taxable income under Part I of the Tax Act. This denial of the dividend deduction for a holder of Weyerhaeuser exchangeable shares that is a corporation will not apply if, at the time a dividend is received or deemed to be received, the Weyerhaeuser exchangeable shares held by the corporation are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange), Weyerhaeuser and Weyerhaeuser Holdings Limited are related to Weyerhaeuser Company Limited for the purposes of the Tax Act and the recipient, either alone or together with persons with whom the recipient does not deal at arm’s length or any partnership or trust of which the recipient or such person is a member or beneficiary, respectively, does not receive (and is not deemed to receive) dividends in respect of more than 10% of the issued and outstanding shares of that class.

A holder of Weyerhaeuser exchangeable shares will not be subject to the 10% tax under Part IV.1 of the Tax Act on such dividend.

Dividends Received on the Weyerhaeuser Common Shares

The amount of the dividend received on the Weyerhaeuser common shares will be included in the income of the holder and will generally be treated in the manner described under “Dividends on Company Common Stock” below.

Cost of Company Common Stock Received as a Dividend

The cost to a holder of Company common stock received as a dividend on the Weyerhaeuser common shares or Weyerhaeuser exchangeable shares will be equal to the fair market value of the Company common stock at the time of receipt. The adjusted cost base to a holder of the Company common stock received as a dividend will be determined by averaging the cost of such Company common stock with the adjusted cost base of all other Company common stock held by such holder as capital property in accordance with the provisions of the Tax Act in that regard.

Dividends on Company Common Stock

Individuals.    In the case of a holder of shares of Company common stock who is an individual, dividends, if any, received or deemed to be received by the holder on such shares will be required to be included in computing the holder’s income for the taxation year in which such dividends are received and will not be subject to the gross-up and dividend credit rules in the Tax Act.

Corporations.    In the case of a holder of shares of Company common stock that is a corporation, dividends received or deemed to be received by the holder on such shares will be required to be included in computing the holder’s income for the taxation year in which such dividends are received and generally will not be deductible in computing the holder’s taxable income. A holder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on such dividends.

Any United States non-resident withholding tax on dividends generally will be eligible to be credited against the holder’s income tax or deducted from income in accordance with and subject to the detailed provisions of the Tax Act in that regard.

Disposition of Company Common Stock

The disposition or deemed disposition of Company common stock will generally be a taxable event to a holder. On such disposition, a holder will be considered to realize a capital gain (or capital loss) to the extent that the proceeds of disposition of such Company common stock exceed (or are less than) the sum of (a) the adjusted cost base to the holder of the Company common stock immediately prior to the disposition; and (b) any reasonable costs of disposition. For a description of the tax treatment of capital gains and losses, see “Taxation of Capital Gain or Capital Loss” below.

Taxation of Capital Gain or Capital Loss

Generally, a holder is required to include in computing income for a taxation year 50% of the amount of any capital gain (the “taxable capital gain”). A holder may deduct 50% of the amount of any capital loss (the allowable capital loss) realized in a taxation year from taxable capital gains realized by the holder in such year. Any allowable capital losses in excess of taxable capital gains for the year of disposition generally may be carried back up to three taxation years or carried forward indefinitely and deducted against taxable capital gains in such other years to the extent and under the circumstances described in the Tax Act.

Capital gains realized by a holder who is an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act.

A holder that is a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

If the holder of exchangeable shares is a corporation, the amount of any capital loss realized on a disposition or deemed disposition of such share may be reduced by the amount of dividends received or deemed to have been received by it on such share to the extent and under circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns such shares or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Foreign Investment Entity Draft Legislation

Revised draft legislation regarding the taxation of investments in “foreign investment entities” was released on November 9, 2006. In general, where the draft legislation applies, a holder of an interest in a foreign investment entity will be required to include in income annually, an imputed return at the prescribed rate on the “designated cost” of such interest unless such holder can qualify for certain alternative methods of taxation. A corporation is not a foreign investment entity if (a) the “carrying value” of all of its “investment property” is not greater than one-half of the “carrying value” of all of its property; or (b) if its principal business if not an “investment business” within the meaning of those terms in the draft legislation. No assurance can be given that the Company will not be a foreign investment entity for these purposes.

In any event, in general, the proposed rules will not apply to the Company common stock so long as such shares qualify as an “arm’s length interest” under the proposed rules, are listed on a prescribed stock exchange for purposes of the Tax Act and it is reasonable to conclude that the holder has no tax avoidance motive in respect of the shares. No assurance can be given that the Company common stock will qualify for this exemption and holders should consult their own tax advisors in this respect.

Foreign Property Information Reporting

In general, a “specified Canadian entity” for a taxation year or fiscal period whose total cost amount of “specified foreign property” (both as defined in the Tax Act) at any time in the year or fiscal period exceeds

CDN$100,000, is required to file an information return for the year or period disclosing prescribed information, including the cost amount, any dividends received in the year, and any gains or losses realized in the year in respect of such property. With some exceptions, a holder resident in Canada in the year will be a specified Canadian entity. The Company common stock will constitute specified foreign property to a holder.

Eligibility for Investment

Provided the Company common stock is listed on a prescribed stock exchange for purposes of the Tax Act, the Company common stock will be a qualified investment for purposes of the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Certificate of the Offeror

Dated: February 12, 2007

The foregoing, together with the Canadian Bid Circular dated February 2, 2007 and documents incorporated by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

(Signed) STEVEN R. ROGEL	(Signed) RICHARD J. TAGGART
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) ARNOLD G. LANGBO	(Signed) CHARLES R. WILLIAMSON
Director	Director

The letter of transmittal for Weyerhaeuser exchangeable shares and certificates evidencing Weyerhaeuser exchangeable shares and any other required documents should be sent or delivered by each shareholder or his broker, dealer, commercial bank, trust company or other nominee to the Canadian depositary at one of its addresses set forth below.

The Canadian depositary for this Exchange Offer for the tender of Weyerhaeuser exchangeable shares is:

CIBC MELLON TRUST COMPANY

By Mail

CIBC Mellon Trust Company

P.O. Box 1036

Adelaide Street Postal Station

Toronto, ON    M5C 2K4

Attention: Corporate Actions

By Hand, Registered Mail or by Courier

CIBC Mellon Trust Company

199 Bay Street Commerce Court West Securities Level Toronto, ON M5L 1G9 Attn: Courier Window	Suite 1600 1066 West Hastings Street Vancouver, British Columbia V6E 3X1

Telephone: (416) 643-5500

Toll Free: (800) 387-0825

E-Mail: inquires@cibcmellon.com

You may transmit manually signed notices of withdrawal to the Canadian depositary by facsimile transmission at (416) 643-3148 and confirm the receipt of such facsimile transmission at (416) 643-5500 or toll free at (800) 387-0825.

Questions or requests for assistance may be directed to the information agent at the address and telephone numbers listed below. Additional copies of this Canadian Bid Circular and the letter of transmittal for Weyerhaeuser exchangeable shares and French language versions of certain portions of the Canadian Bid Circular may be obtained from the information agent. A shareholder may also contact brokers, dealers, commercial banks or trust companies for assistance concerning this Exchange Offer.

The information agent for this Exchange Offer is:

INNISFREE M&A INCORPORATED

501 Madison Avenue, 20th Floor

New York, New York 10022

Shareholders call toll-free:

877-750-9497 (English speakers)

877-825-8777 (French speakers)

Banks and brokers call collect: 212-750-5833